MOMENTA PHARMACEUTICALS, INC.
675 West Kendall Street
Cambridge, MA 02142

February 8, 2007

Via EDGAR and Facsimile Transmission (202-772-9217)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:  Song P. Brandon, Esq.

Re:                               Momenta Pharmaceuticals, Inc.
Registration Statement on Form S-3 (Registration No. 333-140251)

Dear Ms. Brandon:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Momenta Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-140251) (the “Registration Statement”) so that it may become effective at 3:00 p.m., Eastern time, on February 8, 2007, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                               the Registrant may not assert the action of the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MOMENTA PHARMACEUTICALS, INC.

/s/ Richard P. Shea
Richard P. Shea
Chief Financial Officer
(Principal Financial and Accounting Officer)